

January 25, 2010

Mr. John D. Gibbons
Senior Vice President
W&T Offshore, Inc.
Nine Greenway Plaza, Suite 300
Houston, Texas 77046

> **Re: W&T Offshore, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 3009**
> **File No. 1-32414**

Dear Mr. Gibbons:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director